UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.  )*

                           The General Chemical Group
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                  369332 10 1
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                                 (CUSIP Number)


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*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 Pages

                                 SCHEDULE 13G
CUSIP No. 369332 10 1
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Paul M. Montrone
      Sandra G. Montrone
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2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |X|
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3     SEC Use Only

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4     Citizenship or Place of Organization

      United States of America
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                  5     Sole Voting Power
  Number of
   Shares               9,327,257
Beneficially            --------------------------------------------------------
  Owned By        6     Shared Voting Power
    Each
  Reporting             4,984,210
   Person               --------------------------------------------------------
    With          7     Sole Dispositive Power

                        4,884,211
                        --------------------------------------------------------
                  8     Shared Dispositive Power

                        4,984,210
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9     Aggregate Amount Beneficially Owned by Each Reporting Person

      14,311,467
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10    Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares* |_|


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11    Percent of Class Represented By Amount in Row (9)

      64.3%
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12    Type of Reporting Person*

      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 6 Pages

Item 1. Identity of Issuer

          (a) The name of the issuer is General Chemical Group Inc. (the "Issuer").

          (b) The address of the Issuer's principal executive office is Liberty Lane, Hampton, New Hampshire 03842.

Item 2. Identity of Person Filing

          (a)-(c) This report is being filed by Paul M. Montrone ("Mr. Montrone") and Sandra G. Montrone ("Mrs. Montrone"), each with a business address of Liberty Lane, Hampton, New Hampshire 03842 (each individually a "Reporting Person" and together the "Reporting Persons"). Each Reporting Person is a citizen of the United States of America. Pursuant to Rule 13d-1(f)(iii) under the Securities Exchange Act of 1934, as amended (the "Act"), each Reporting Person hereby affirms that this report is being filed on such Reporting Person's behalf.

          (d)-(e) This report covers the Issuer's Common Stock, par value $.01 per share (the "Common Stock"). The CUSIP number of the Common Stock is 369332 10 1. The Issuer also has issued Class B Common Stock, par value $.01 per share (the "Class B Common Stock"). As described in Item 4(b) below, each share of Class B Common Stock is convertible at the option of the holder into one share of Common Stock and is automatically converted into one share of Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation. Based upon this conversion feature of Class B Common Stock, the Reporting Person is, pursuant to Rule 13d-3(d)(1)(i)(B) of the Act, deemed for purposes of this filing to be the beneficial owner of such shares of Common Stock as would be issued upon conversion. The Common Stock and Class B Common Stock are substantially identical except for disparity in voting power (see Item 4(b) below), and the holders of Common Stock and Class B Common Stock vote as a single class on all matters submitted to a vote of stockholders except as otherwise provided by law.


Item 3.

      Not Applicable.

Item 4. Ownership


          (a) The Reporting Persons beneficially own 14,311,467 shares of Common Stock as follows: (i) 4,884,211 shares of Class B Common Stock held directly by Mr. Montrone; (ii) 4,443,046 shares of Class B Common Stock held by Stonor Group Limited ("Stonor") for which Mr. Montrone has been given a voting proxy pursuant to the Voting Agreement, dated as of December 16, 1996 (the "Voting Agreement"), between Stonor and Mr. Montrone; (iii) 4,934,210 shares of Class B Common Stock held indirectly by the Reporting Persons as co-trustees of The Paul M. Montrone 1996 Annuity Trust; and (iv) 50,000 shares of Common Stock held indirectly by the Reporting Persons as directors of a foundation, of which Mrs. Montrone is also an officer. Mrs. Montrone's only beneficial ownership interests in Common Stock arise in consequence of
                    (i) the 4,934,210 shares of Class B Common Stock she holds indirectly as a co-trustee of The Paul M. Montrone 1996 Annuity Trust; and (ii) the 50,000 shares of Common Stock held indirectly by her as a director of a foundation, of which she is also an officer.


                               Page 3 of 6 Pages

          (b) Each share of Class B Common Stock is convertible at the option of the holder into one share of Common Stock and is automatically converted into one share of Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Persons, the Reporting Persons would beneficially own 14,311,467 shares of Common Stock, which would constitute 64.3% of the number of shares of Common Stock outstanding.

                    Each share of Common Stock entitles the holder to one vote and each share of Class B Common Stock entitles the holder to ten votes at each annual or special meeting of stockholders, in the case of any written consent of stockholders, and for all other purposes, including the election of directors of the Issuer. The Common Stock and Class B Common Stock are substantially identical except for disparity in voting power, and the holders of Common Stock and Class B Common Stock vote as a single class on all matters submitted to a vote of stockholders except as otherwise provided by law. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 50,000 shares of Common Stock and the 14,261,467 shares of Class B Common Stock for which the Reporting Persons have or share voting power constitute 94.7% of the aggregate voting power of the Issuer.

          (c)(i) Mr. Montrone has sole voting power with respect to 9,327,257 shares of Common Stock (all of which is currently held as Class B Common Stock) as follows: (i) 4,884,211 shares of Class B Common Stock held directly by Mr. Montrone and (ii) 4,443,046 shares of Class B Common Stock held by Stonor for which Mr. Montrone has been given a voting proxy pursuant to the Voting Agreement.

          (ii) The Reporting Persons share voting power with one another, as co-trustees of The Paul M. Montrone 1996 Annuity Trust, with respect to 4,934,210 shares of Common Stock (all of which is currently held as Class B Common Stock) held by The Paul M. Montrone 1996 Annuity Trust. The Reporting Persons share voting power with respect to 50,000 shares of Common Stock held indirectly as directors of a foundation, of which Mrs. Montrone is also an officer.

          (iii) Mr. Montrone has sole dispositive power with respect to 4,884,211 shares of Common Stock (all of which is currently held as Class B Common Stock) held directly by Mr. Montrone.

          (iv) The Reporting Persons share dispositive power with one another, as co-trustees of The Paul M. Montrone 1996 Annuity Trust, with respect to 4,934,210 shares of Common Stock (all of which is currently held as Class B Common Stock) held by The Paul M. Montrone 1996 Annuity Trust. The Reporting Persons share dispositive power with respect to 50,000 shares of Common Stock held indirectly as directors of a foundation, of which Mrs. Montrone is also an officer.


Item 5. Ownership of Five Percent or Less of a Class

         Not Applicable.


                               Page 4 of 6 Pages

Item 6. Ownership of More than Five Percent on Behalf of Another Person

         Stonor has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 4,443,046 shares of Common Stock (all currently held as Class B Common Stock) covered by the Voting Agreement.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable.

Item 8. Identification and Classification of Members of the Group

         See Exhibit A hereto for the identity of each person filing this report pursuant to Rule 13d-1(c) under the Act. See Exhibit B for the written acknowledgement of the persons filing this report that such report is filed on behalf of each of them.

Item 9. Notice of Dissolution of Group

         Not Applicable.

Item 10. Certification

         Not Applicable.


                               Page 5 of 6 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  February 14 , 1997                 /s/ Paul M. Montrone
                                          -------------------------
                                          Paul M. Montrone


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  February 14 , 1997                 /s/ Sandra G. Montrone
                                          -------------------------
                                          Sandra G. Montrone


                               Page 6 of 6 Pages

                                  EXHIBIT INDEX


Exhibit A - List of persons filing Schedule 13G pursuant to Rule 13d-1(c) under the Act.

Exhibit B - Acknowledgment of persons filing Schedule 13G that it is filed on behalf of each of them.